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NOV 16 2022
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SEC FILE NUMBER
8-43206

ANNUAL REPORTS FORM X-17A-5 PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Templeton/Franklin Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Paterson (Name) (801) 952-3309 (Area Code – Telephone Number) david.paterson@franklintempleton.co.uk (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Templeton/Franklin Financial Services, Inc., as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LIMEI YUN
Notary Public - California
San Mateo County
Commission # 2373277
My Comm. Expires Sep 28, 2025

Notary Public

Signature:

Title:
Chief Financial Officer & Designated Financial Principal

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Templeton/Franklin Investment Services, Inc.

Statement of Financial Condition

September 30, 2022

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Templeton/Franklin Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Templeton/Franklin Investment Services, Inc. (the "Company") as of September 30, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 14, 2022

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, www.pwc.com/us

Templeton/Franklin Investment Services, Inc.

Statement of Financial Condition

September 30, 2022

Assets		
Cash and cash equivalents	$	254,811
Total Assets	**$**	**254,811**
Liabilities		
Accounts payable and accrued expenses	$	15,000
Due to affiliated entities		46,905
Total liabilities		61,905
Commitments and Contingencies (Note 3)		
Stockholder's Equity		
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		38,685,195
Accumulated deficit		(38,492,289)
Total stockholder's equity		192,906
Total Liabilities and Stockholder's Equity	**$**	**254,811**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"). Legg Mason is a wholly owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 14, 2022, which is the date the financial statements were available to be issued.

Related Parties

Related parties are other Franklin subsidiaries ("affiliated entities"). Transactions with related parties are presented as amounts due to affiliated entities. A majority of the Company's operating expenses are from related parties. The Company incurs expenses from affiliated entities for technology, and other operating services. These expenses are allocated in accordance with a corporate services agreement and are based on estimates and assumptions that are periodically evaluated and adjusted by management.

Cash and Cash Equivalents

Cash and cash equivalents consist of a nonconsolidated money market fund sponsored by Franklin and deposits with a financial institution and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value. Dividends earned from the money market fund are included in other income.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

3. Commitments and Contingencies

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations, or liquidity.

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Net Capital Rule" or "Rule 15c3-1"). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of $6^{2}/_{3}\%$ of aggregate indebtedness or $5,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1.

As of September 30, 2022, the Company had net capital of $192,124 which was $187,124 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 32.22%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 of the SEC's Customer Protection Rule ("Rule 15c3-3"). The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Furthermore, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.